Exhibit 99.3

Security Class

Holder Account Number

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Form of Proxy - Annual General and Special Meeting to be held on Thursday, May 23, 2019

 This Form of Proxy is solicited by and on behalf of Management.

  Notes to proxy

1.

Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting or any adjournment or postponement thereof. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you must sign this proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this proxy.

3.	This proxy should be signed in the exact manner as the name(s) appear(s) on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.

The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.

The securities represented by this proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

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7.

This proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the meeting or any adjournment or postponement thereof.

8.	This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 5:00 pm, EDT, on Tuesday, May 21, 2019

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone. 1-866-732-VOTE (8683) Toll Free	• Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now.	• You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com and clicking at the bottom of the page.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

01I78B

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Appointment of Proxyholder

I/We being holder(s) of Bellatrix Exploration Ltd. (the “Corporation”) hereby appoint(s): Charles Kraus, the Executive Vice President, General Counsel and Corporate Secretary of Bellatrix, or Maxwell Lof, the Executive Vice President and Chief Financial Officer of Bellatrix		Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein.
OR

as my/our proxyholder with full power of substitution and to attend, act and to vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General and Special Meeting of shareholders of Bellatrix Exploration Ltd. to be held in the Gerwing Room at the Residence Inn by Marriott, 610 10 Ave. SW, Calgary Alberta T2R 1M3 on Thursday May 23, 2019 at 10:30 am MDT and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

	For	Against

1.   Continuance Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the continuance (the “Continuance”) of Bellatrix into the federal jurisdiction of Canada under the Canada Business Corporations Act (the “CBCA”) and the repeal and replacement of the existing by-laws of the Corporation with a new By-Law No. 1 upon completion of the Continuance;

	☐	☐

2.   Stated Capital Reduction Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution authorizing a reduction of the stated capital of the common shares, as more particularly described in the accompanying management information circular dated April 18, 2019 (the “Information Circular”);

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3.   Shareholder’s Arrangement Resolution

Consider and, if deemed advisable, to pass, with or without variation, a special resolution approving an arrangement (the “Arrangement”) pursuant to Section 192 of the CBCA, which Arrangement is more particularly described in the Information Circular;

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4.   Warrant Transactions Resolution

Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving an amendment to the exercise price of the Second Lien Exchange Warrants (as defined in the Information Circular) and the issuance of warrants on the same terms as the amended Second Lien Exchange Warrants, which is more particularly described in the Information Circular;

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5. Fix the Number or Directors To fix the number of directors of the Corporation (the “Directors”) to be elected at the Shareholders’ Meeting at eight (8);	☐	☐

6. Election of Directors To elect the Directors of the Corporation;
	For	Withhold		For	Withhold		For	Withhold		For	Withhold

01. Brent A. Eshleman	☐	☐	02. John H. Cuthbertson	☐	☐	03. W.C. (Mickey) Dunn	☐	☐	04. Lynn Kis	☐	☐
05. Keith E. Macdonald	☐	☐	06. Thomas E. MacInnis	☐	☐	07. Murray B. Todd	☐	☐	08. Keith S. Turnbull	☐	☐

7. Appointment of Auditors Re-appoint the auditor of the Corporation for the ensuing year and authorize the Directors to fix the remuneration to be paid to the auditor;	☐	☐
	For	Against

8.   Approval of Corporation’s Award Plan

Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving all unallocated awards under the Corporation’s award incentive plan as more particularly described in the Information Circular;

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9. Executive Compensation Consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s approach to executive compensation; and	☐	☐
Transact such further and other business as may properly come before the Shareholders’ Meeting or the reconvening of any adjournment or postponement thereof.

Authorized Signature(s) – This section must be completed for your instructions to be executed.	Signature(s)	Date

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Shareholders that hold Senior Unsecured Notes, Convertible Debentures or Warrants should contact Kingsdale Advisors, by: (i) telephone, toll-free in North America at 1-866-229-8874 or at 416-867-2272 outside of North America; or (ii) e-mail to corpaction@kingsdale.com, as the policies of the TSX require that your votes be excluded for the purposes of certain TSX approval thresholds.

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Interim Financial Statements - Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements - Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐
If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

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01I79D